UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Guaranty Bancorp

(Name of Issuer)

Voting Common Stock, $0.001 par value

(Title of Class of Securities)

40075T102

(CUSIP Number)

Ralph V. Whitworth

Relational Investors, LLC

12400 High Bluff Drive, Suite 600

San Diego, CA 92130

(858) 704-3333

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 30, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40075T102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Relational Investors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 17,592,000

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 17,592,000

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,592,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 17.6%

14.	Type of Reporting Person (See Instructions) IA/HC/OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Relational Investors Mid-Cap Fund I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,796,000

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 8,796,000

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,796,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.8%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Relational Investors Mid-Cap Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,796,000

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 8,796,000

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,796,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.8%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Ralph V. Whitworth

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 17,592,000

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 17,592,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,592,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 17.6%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) David H. Batchelder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 17,592,000

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 17,592,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,592,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 17.6%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Schedule 13D/A constitutes the third amendment (the “Amendment”) to the Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on May 15, 2009 and amended by Amendments No. 1 and No. 2 filed by the Reporting Persons with the SEC on August 13, 2009 and August 2, 2011, respectively (the “Statement”) with respect to the voting common stock, $0.001 par value (the “Voting Common Stock”), of Guaranty Bancorp, a Delaware corporation (the “Issuer” or the “Company”).  Except as specifically amended by this Schedule 13D/A, the Statement remains in full force and effect.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and restated in its entirety as follows:

On May 6, 2009, the Relational LPs entered into an Investment Agreement with the Company and other investors, as described in Item 6 below, to purchase shares of Series A Convertible Preferred Stock of the Company (the “Series A Preferred Stock”).  On August 11, 2009, the Relational LPs purchased 20,000 shares of the Series A Preferred Stock for $20.0 million using working capital of the Relational LPs. In addition, since the issuance of the Series A Preferred Stock, the Relational LPs have received 6,388 shares of Series A Preferred Stock pursuant to the payment of payment-in-kind (“PIK”) dividends, including 2,474 shares of Series A Preferred Stock received pursuant to a Special PIK Dividend (as defined below) on September 30, 2011.  On September 30, 2011, the 26,388 shares of Series A Preferred Stock owned by the Relational LPs were converted into 17,592,000 shares of Voting Common Stock as described in Item 6 below.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

The percentages used in this Amendment are based upon 100,205,569 outstanding shares of Voting Common Stock as of September 30, 2011, as reported in the Current Report on Form 8-K filed by the Company with the SEC on October 3, 2011.

(a)                                  As of the date of this Amendment, the Relational LPs beneficially own in the aggregate 17,592,000 shares, or 17.6%, of the Voting Common Stock.

The Relational LPs may be deemed to have direct beneficial ownership of the shares described above and the Relational LPs have sole investment discretion and voting authority with respect to such shares.

RILLC, as the sole general partner of each of the Relational LPs, may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) the shares beneficially owned by the Relational LPs because the limited partnership agreements of the Relational LPs specify that RILLC has sole investment discretion and voting authority with respect to those shares.

Each of Messrs. Whitworth and Batchelder, as Principals of RILLC, may be deemed to share indirect beneficial ownership of the shares which RILLC may beneficially own.  Each of Messrs. Whitworth and Batchelder disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

To the knowledge of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 is the beneficial owner of any shares of Common Stock (as defined below) of the Company.

(b)                                 See item (a) above.

(c)                                  To the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by any of the Reporting Persons, except as described in Item 6 below.

(d)                                 No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares covered by this Amendment, except that dividends from, and proceeds from the sale of, the shares held by accounts managed by RILLC may be delivered to such accounts.

(e)                                  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended and restated in its entirety as follows:

On May 6, 2009, the Company, Castle Creek Capital Partners III, L.P. (“Castle Creek Fund III”), Patriot Financial Partners, L.P., Patriot Financial Partners Parallel, L.P. (together with Patriot Financial Partners, L.P., the “Patriot Funds”) and the Relational LPs entered into an Investment Agreement (as amended, the “Investment Agreement”) pursuant to which the Company agreed to issue up to 60,000 shares of Series A Preferred Stock.  Subsequent to May 6, 2009, additional investors (together with Castle Creek Fund III, the Patriot Funds and the Relational LPs, the “Investors”) became parties to the Investment Agreement.  On August 11, 2009, the Investors entered into Amendment No. 1 to the Investment Agreement (“Amendment No. 1”).  On August 11, 2009, pursuant to the Investment Agreement, the Relational LPs purchased 20,000 shares of Series A Preferred Stock for total consideration of $20 million. On February 11, 2010, the parties entered into Amendment No. 2 to the Investment Agreement, which amended certain registration obligations of the Company. On July 30, 2010, Castle Creek Fund III sold its shares of Series A Preferred Stock to Castle Creek Capital Partners, IV, L.P. (“Castle Creek Fund IV” and an “Investor”).

Under the terms of the Investment Agreement, the Company prepared and filed a shelf registration statement with the SEC covering Voting Common Stock issuable upon conversion of the Series A Preferred Stock. The Investors also have customary demand and piggyback registration rights.

The Relational LPs and the Patriot Funds each provided to the Company the same passivity commitments such Investor was required to enter into with the Federal Reserve Board (the “FRB”). These passivity commitments with the Company expire for all Investors on the fifth anniversary of the closing date, or, if earlier, the date on which any Investor receives approval from a regulatory authority to acquire Voting Common Stock in excess of the stockholding limitations described below.

On July 27, 2011, the Company entered into a Series A Convertible Preferred Stock Transaction Agreement, which was amended and restated as of August 9, 2011 (the “Transaction Agreement”), with the Patriot Funds, the Relational LPs and Castle Creek Fund IV (the “Principal Investors”) in connection with the early conversion of the Series A Preferred Stock (the Series A Preferred Stock was previously not mandatorily convertible until August 11, 2014).  Pursuant to the Transaction Agreement, (i) the Company would issue a special PIK dividend in the aggregate amount of approximately 7,300 shares of Series A Preferred Stock to all holders of the Series A Preferred Stock (the “Special PIK Dividend”), with any fractional shares to be paid in cash, and (ii) immediately following payment of the Special PIK Dividend, all of the outstanding shares of Series A Preferred Stock would be mandatorily converted into shares of Voting Common Stock and, if necessary, non-voting common stock (“Non-Voting Common Stock”; collectively referred to as the “Common Stock”) at a conversion price of $1.50 per share (such transactions, collectively, the “Transaction”). The Company held a special meeting of the stockholders of the Company on September 29, 2011, whereby the Transaction was approved by stockholders of the Company.

On September 30, 2011, the Company consummated the Transaction.  Pursuant to the Transaction Agreement and the Amended and Restated Certificate of Designations for the Series A Preferred Stock, the Company issued to the holders of Series A Preferred Stock an aggregate of 7,294 shares of Series A Preferred Stock as a Special PIK Dividend and, immediately thereafter, issued an aggregate of 49,416,505 shares of Voting Common Stock and 2,485,502 shares of Non-Voting Common Stock to the holders of Series A Preferred Stock in connection with the accelerated mandatory conversion of the Series A Preferred Stock at a conversion price of $1.50 per share. On September 30, 2011, as part of the Special PIK Dividend, the Relational LPs received 2,474 shares of Series A Preferred Stock and immediately thereafter, their 26,388 shares of Series A Preferred Stock were converted into 17,592,000 shares of Voting Common Stock and 0 shares of Non-Voting Common Stock.

In connection with the Transaction and pursuant to Section 7(a) of the Transaction Agreement, on September 30, 2011, the Company and the Principal Investors also entered into Amendment No. 3 (“Amendment No. 3”) to the Investment Agreement.  Amendment No. 3 clarifies that, with respect to the registration rights provided in Section 10 of the Investment Agreement, the term “Registrable Securities” (as defined in the Investment Agreement) includes all shares of Voting Common Stock issued pursuant to the Transaction (including shares of Voting Common Stock issuable upon conversion or exchange of shares of Non-Voting Common Stock issued pursuant to the Transaction).

The description of the Investment Agreement in Item 6 does not purport to be complete and is qualified in its entirety by reference to the complete text of such agreement, which is incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company with the SEC on May 12, 2009.  The description of Amendment No. 1 in Item 6 does not purport to be complete and is qualified in its entirety by reference to the complete text of such agreement, which is incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company with the SEC on August 11, 2009.  The description of Amendment No. 2 in Item 6 does not purport to be complete and is qualified in its entirety by reference to the complete text of such agreement, which is incorporated herein by reference to Exhibit 10.3 to the Annual Report on Form 10-K filed by the Company with the SEC on February 12, 2010. The description of Amendment No. 3 in Item 6 does not purport to be complete and is qualified in its entirety by reference to the complete text of such agreement, which is incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company with the SEC on October 3, 2011. The description of the Transaction Agreement in Item 6 does not purport to be complete and is qualified in its entirety by reference to the complete text of such agreement, which is incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company with the SEC on August 11, 2011.

Item 7.	Material to be Filed as Exhibits

EXHIBIT NO.	DESCRIPTION

Exhibit 10.1

Investment Agreement, dated as of May 6, 2009, by and among Guaranty Bancorp and the Investors named therein (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Guaranty Bancorp with the SEC on May 12, 2009).

Exhibit 10.2

Amendment No. 1 to Investment Agreement, dated as of August 11, 2009, by and among Guaranty Bancorp and the Investors named therein (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Guaranty Bancorp with the SEC on August 11, 2009).

Exhibit 10.3

Amendment No. 2 to Investment Agreement, dated as of February 11, 2010, by and among Guaranty Bancorp and the Investors named therein (incorporated by reference to Exhibit 10.3 to the Annual Report on Form 10-K filed by Guaranty Bancorp with the SEC on February 12, 2010).

Exhibit 10.4

Amendment No. 3 to the Investment Agreement, dated September 30, 2011, by and among Guaranty Bancorp and the Investors named therein (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Guaranty Bancorp with the SEC on October 3, 2011).

Exhibit 10.5

Amended & Restated Series A Convertible Preferred Stock Transaction Agreement, dated August 9, 2011, by and among Guaranty Bancorp and certain stockholders named therein (including Exhibit A - Form of Amended and Restated Certificate of Designations for Series A Convertible Preferred Stock) (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Guaranty Bancorp with the SEC on August 11, 2011).

Exhibit 99.1*

Joint Filing Agreement, dated as of May 15, 2009, by and among Relational Investors, LLC, Relational Investors Mid-Cap Fund I, L.P., Relational Investors Mid-Cap Fund II, L.P., Ralph V. Whitworth and David H. Batchelder.

*                                         Previously filed.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 3, 2011

RELATIONAL INVESTORS MID-CAP FUND I, L.P.
RELATIONAL INVESTORS MID-CAP FUND II, L.P.

By:	RELATIONAL INVESTORS, LLC
as general partner to each,
		By:	/s/ Ralph V. Whitworth
Ralph V. Whitworth, Principal

RELATIONAL INVESTORS, LLC

		By:	/s/ Ralph V. Whitworth
Ralph V. Whitworth, Principal

/s/ Ralph V. Whitworth
Ralph V. Whitworth

/s/ David H. Batchelder
David H. Batchelder